Exhibit 99.1

The business integration described in this press release is made for the securities of a Japanese company. The business integration is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors may be residents of countries other than the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the business integration, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

April 6, 2026

Company Name	Pan Pacific International Holdings Corporation
(Code No.7532
Prime Market of the Tokyo Stock Exchange)
Representative	President and CEO, Representative Director
Hideki Moriya
Inquiries	Director, Managing Executive Officer and CAO
Yuji Ishii
+81-3-6416-0418

Company Name	Olympic Group Corporation
(Code No.8289
Standard Market of the Tokyo Stock Exchange)

Representative	President and Representative Director
Toru Oshitanai

Inquiries	Director and General Manager of Administrative
Division
Yoshio Kimura
+81-42-300-7200

Notice Regarding the Conclusion of a Share Exchange Agreement between Pan Pacific International Holdings Corporation (PPIH) and Olympic Group Corporation, and Change in PPIH’s Subsidiary Status

Pan Pacific International Holdings Corporation (hereinafter “PPIH”) and Olympic Group Corporation (hereinafter “Olympic Group,” and together with PPIH, hereinafter the “Companies”) have resolved at their respective Boards of Directors meetings today to conduct a business integration (hereinafter the “Business Integration”) through a share exchange (hereinafter the “Share Exchange”) with PPIH as the wholly owning parent company resulting from a share exchange and Olympic Group as the wholly owned subsidiary resulting from a share exchange. Today, the Companies have concluded a share exchange agreement (hereinafter the “Share Exchange Agreement”) and the details are presented below.

The Share Exchange is scheduled to be conducted after obtaining approval for the Share Exchange Agreement by resolution at the annual general meeting of shareholders of Olympic Group, which is scheduled to be held on May 28, 2026. As for PPIH, the Share Exchange is scheduled to be conducted without obtaining approval for the Share Exchange Agreement by resolution at the general meeting of shareholders, through the procedure of a simplified share exchange based on the provisions of Article 796, paragraph (2) of the Companies Act (Act No. 86 of 2005, as amended; hereinafter the same).

Furthermore, prior to the effective date of the Share Exchange (scheduled for July 1, 2026), the common shares of Olympic Group (hereinafter “Olympic Group’s Shares”) are scheduled to be delisted from the Standard Market of the Tokyo Stock Exchange, Inc. (hereinafter the “Tokyo Stock Exchange”) as of June 29, 2026 (the final trading day is scheduled for June 26, 2026).

Additionally, with the execution of the Share Exchange, Olympic Group will become a subsidiary of PPIH, and these details are also presented below.

I.	The Share Exchange

1.	Purpose of the Share Exchange, etc.

The PPIH Group (referring to the corporate group comprising PPIH along with its 70 consolidated subsidiaries, 10 non-consolidated subsidiaries, one equity-method associate, and five non-equity-method associates; hereinafter the same) upholds “The Customer Matters Most” as its corporate principle and promotes a unique store concept of providing customers with convenience, discount, and amusement through shopping. The group is committed to enhancing its long-term corporate value through a business model of “stores as a place to spend time” where customers not only “buy what they need when they need it” but also enjoy the act of shopping itself. As of March 31, 2026, the total number of stores in the PPIH Group is 787, comprising 663 domestic stores and 124 overseas stores, which includes the large convenience and discount store “Don Quijote” operated by its core company, Don Quijote Co., Ltd., family-oriented comprehensive discount stores “MEGA Don Quijote” and “MEGA Don Quijote UNY” operated by Don Quijote Co., Ltd. with Nagasakiya Co., Ltd. (hereinafter “Nagasakiya”) and UD Retail Co., Ltd., and comprehensive retail businesses such as “Apita” and “Piago” operated by UNY Co., Ltd. (hereinafter “UNY”). The environment surrounding the PPIH Group is undergoing significant changes, including market size reduction due to declining birthrates and aging population, real wage decrease due to rising prices, intensified price competition and industry restructuring, and increased foreign tourists and foreign population. Viewing these anticipated environmental changes as revenue opportunities, the group has formulated a long-term management plan called “Double Impact 2035” as a strategy to achieve further growth, aiming for net sales of 4.2 trillion yen and operating income of 330 billion yen in the fiscal year ending June 30, 2035.

On the other hand, the Olympic Group companies (referring to the corporate group comprising Olympic Group along with its 27 consolidated subsidiaries, one non-consolidated subsidiary, and two non-equity-method associates; hereinafter the same) uphold the basic philosophy of “Selling Honesty” and maintain the basic management policy of “providing customers with products that satisfy them in terms of freshness, quality, and price” and “continuing to be a corporate group trusted by business partners, local communities, and employees.” Under this basic policy, with the motto of continuing to “provide better products at lower prices,” the Olympic Group companies have been managing their business with the aim of meeting the expectations of customers, shareholders, and business partners, and contributing to the realization of a more prosperous society. In recent years, the management environment surrounding the Olympic Group companies has become increasingly challenging, and various factors have been identified as potentially worsening, such as a decrease in the workforce due to declining birthrates and aging population, rising labor costs, intensified competition for customer acquisition across industries and business types, further diversification of customer values, and rapid changes in the sales environment. In response, the Olympic Group companies have promoted strategies for business expansion and improved profitability based on four key strategies: (i) expanding market share through dominance in one metropolitan area and three prefectures, (ii) focusing on low-cost operations and cash flow, (iii) pursuing a business format strategy oriented towards specialty stores, and (iv) efficient management and business expansion measures of the Olympic Group companies. However, the management environment surrounding the Olympic Group companies remains challenging, with continued impacts from high inflation leading to sluggish personal consumption, accelerated competition and price wars with different industries and business types, and rising labor and logistics costs. The current performance outlook also remains unstable. In such circumstances, to respond to significant changes in the management environment surrounding the Olympic Group companies, achieve medium- to long-term corporate value enhancement, and fulfill social responsibilities to various stakeholders, they have concluded that it is necessary to consider strategic alliances to build a stronger management foundation. Thus, they have begun examining the Business Integration.

Therefore, in January 2026, Olympic Group initiated a bidding process (hereinafter the “Bidding Process”) for the selection of a strategic partner involving corporate restructuring activities through Mizuho Bank, Ltd. (hereinafter “Mizuho Bank”). Later, in late January 2026, after receiving letters of intent from five companies, including PPIH, Olympic Group carefully compared and evaluated each candidate’s understanding of the company, assessment of share value, strategies leading to business expansion, corporate restructuring structures, and other factors based on the content of each of their letters of intent. As a result, PPIH was selected as the final candidate for a strategic partner.

Subsequently, after extensive discussions, the Companies recognized that by Olympic Group becoming a wholly owned subsidiary of PPIH, there is an expectation of creating mutually complementary synergies by combining the strengths of the wide-ranging business of the Olympic Group companies, including both food and non-food sectors, with PPIH’s procurement power, promotional capabilities, store operation know-how, and scale advantages. Additionally, the Companies have concluded that by becoming a non-listed company, Olympic Group can establish a system that allows for rapid decision-making and the realization of management strategies from a more medium- to long-term perspective, without being constrained by short-term evaluations from the stock market.

Based on the above, the Companies have determined that making Olympic Group a wholly owned subsidiary of PPIH will contribute to further enhancement of corporate value for the Companies and be beneficial to the shareholders of the Companies. Therefore, today, the Boards of Directors of the Companies resolved to proceed with the Business Integration and concluded the Share Exchange Agreement between the Companies.

The specific synergies that the Companies expect to achieve through the Business Integration are as follows.

(1)	Synergy in store openings and business format development

Approximately two thirds of Olympic Group’s stores are located in Tokyo, significantly contributing to the expansion of the PPIH Group’s store network in the Tokyo metropolitan area. As a result of considerations based on catchment area and location, it has been determined that cases where competition with the PPIH Group’s existing stores is expected are limited, allowing for the expansion of the store network.

It is expected that the conversion of these stores to the “Don Quijote,” “MEGA Don Quijote,” or other store brands will contribute to achieving PPIH’s plan to open approximately 250 stores in the next ten years.

Additionally, for the new format “Robin Hood,” which PPIH plans to open 200 to 300 stores by 2035, the Share Exchange is expected to enable comprehensive regional expansion centered around the Kanto area, and is anticipated to accelerate both the launch of the new format and the pace of store openings.

(2)	Synergy with existing businesses (in terms of MD and operations)

PPIH believes that integrating the price competitiveness in food products and daily necessities possessed by both the PPIH Group and the Olympic Group companies with the Olympic Group companies’ expertise in non-food categories is expected to lead to the strengthening of competitiveness in the non-food category, for the entire PPIH Group.

An improvement in profitability, primarily for the Olympic Group companies, is anticipated from the cost reduction effects through the unification of purchase agreements and other measures. Additionally, acquiring human resources with a high affinity for the Discount Store Business and non-food specialized category, along with promoting post-merger integration (PMI) that leverages the performance at UNY and Nagasakiya, will help actualize integration effects ahead of schedule.

2.	Summary of the Share Exchange

(1)	Schedule of the Share Exchange

Record date for annual general meeting of shareholders (Olympic Group)	February 28, 2026

Date of resolution on the Share Exchange Agreement by the Board of Directors (the Companies)	April 6, 2026

Date of conclusion of the Share Exchange Agreement (the Companies)	April 6, 2026

Date of resolution on approval for the Share Exchange Agreement at annual general meeting of shareholders (Olympic Group)	May 28, 2026 (scheduled)

Last trading date (Olympic Group)	June 26, 2026 (scheduled)

Delisting date (Olympic Group)	June 29, 2026 (scheduled)

Effective date of the Share Exchange	July 1, 2026 (scheduled)

(Note 1)

PPIH plans to conduct the Share Exchange without obtaining approval for the Share Exchange Agreement by resolution at the general meeting of shareholders, through the procedure of a simplified share exchange pursuant to the provisions of Article 796, paragraph (2) of the Companies Act.

(Note 2)	The schedule of the Share Exchange may be changed if necessary due to the progress of the Share Exchange’s procedure or other reasons, upon consultation and agreement between the Companies.

(Note 3)

The Share Exchange is conditional upon the statutory waiting period having elapsed for the notification based on Article 10, paragraph (2) of the Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of 1947, as amended), and no measures or procedures obstructing the Share Exchange, such as cease and desist orders by the Japan Fair Trade Commission. It is also conditional upon the statutory waiting period having elapsed for the prior notification based on Article 27, paragraph (1) of the Foreign Exchange and Foreign Trade Act (Act No. 228 of 1949, as amended), and no measures or procedures obstructing the Share Exchange, such as recommendations for changes to or suspension of the Share Exchange.

(2)	Method of the Share Exchange

The Share Exchange is a share exchange in which PPIH will become a wholly owning parent company resulting from a share exchange and Olympic Group will become a wholly owned subsidiary resulting from a share exchange. The Share Exchange is scheduled to be implemented effective as of July 1, 2026 by PPIH through the procedure of a simplified share exchange pursuant to the provisions of Article 796, paragraph (2) of the Companies Act, without requiring approval by resolution at the general meeting of shareholders, and by Olympic Group after the Share Exchange Agreement is approved by resolution at the annual general meeting of shareholders scheduled to be held on May 28, 2026.

(3)	Allotment of shares in the Share Exchange

	PPIH (wholly owning parent company resulting from a share exchange)	Olympic Group (wholly owned subsidiary resulting from a share exchange)
Allotment ratio in the Share Exchange	1	1.18

Number of shares to be delivered through the Share Exchange	Common shares of PPIH: 27,105,250 shares (planned)

(Note 1)	Allotment ratio of shares

1.18 shares of the common shares of PPIH (hereinafter the “PPIH’s Shares”) shall be allotted and delivered per share of Olympic Group. The aforementioned allotment ratio in the Share Exchange (hereinafter the “Share Exchange Ratio”) may be modified in the event of a material change in the terms and conditions on which the calculation is based through mutual consultation and agreement.

(Note 2)	The number of the PPIH’s Shares to be delivered through the Share Exchange

The aforementioned number of PPIH’s Shares is calculated based on the total number of Olympic Group’s Shares issued (23,354,223 shares) and its treasury shares (383,672 shares) as of November 30, 2025.

In the Share Exchange, PPIH will allot and deliver to the shareholders of Olympic Group (meaning shareholders after the cancellation of treasury shares as described below) as of the time immediately prior to PPIH’s acquisition of all the issued shares of Olympic Group (hereinafter the “Record Time”) 27,105,250 shares (planned) of PPIH’s Shares. PPIH intends to use treasury shares held by PPIH as the shares to be delivered.

Olympic Group plans to cancel, at the Record Time, all the treasury shares held by it as of the Record Time (including shares acquired in response to share purchase demands from dissenting shareholders in connection with the Share Exchange under Article 785, paragraph (1) of the Companies Act) by resolution at its Board of Directors meeting to be held on or before the day preceding the effective date of the Share Exchange. The number of shares to be allotted and delivered in the Share Exchange is subject to change due to acquisition or cancellation of Olympic Group’s treasury shares or for other reasons.

(Note 3)	Treatment of shares less than one unit

Olympic Group’s shareholders who will hold less than one unit (less than 100 shares) of PPIH’s Shares subsequent to the Share Exchange may use the following systems for PPIH’s Shares on and after the effective date of the Share Exchange. The shareholders, however, may not sell such shares less than one unit in financial instruments exchange markets.

(i)	System of request for purchase of shares less than one unit (sale of shares less than 100 shares)

This is a system whereby shareholders of PPIH’s Shares may request PPIH to purchase the shares less than one unit held by such shareholders in accordance with the provisions of Article 192, paragraph (1) of the Companies Act.

(ii)	System of request for additional purchase of shares less than one unit (additional purchase to reach 100 shares)

This is a system whereby shareholders holding less than one unit of PPIH’s Shares may request PPIH to sell the number of shares that would, together with the number of shares less than one unit held by such shareholders, constitute one unit (100 shares) and purchase such shares from PPIH in accordance with the provisions of Article 194, paragraph (1) of the Companies Act and PPIH’s Articles of Incorporation.

(Note 4)	Method of treating fractional shares less than one share

For Olympic Group’s shareholders who shall be allotted fractional shares less than one PPIH’s Share in the Share Exchange, PPIH shall sell PPIH’s Shares equivalent to the total sum of such fractional shares (shares less than one share included in the total sum shall be rounded down) and pay the proceeds of such sale to the aforementioned shareholders in proportion to the fractional shares attributed to them, pursuant to the provisions of Article 234 of the Companies Act and other applicable laws and regulations.

(4)	Handling of share acquisition rights and bonds with share acquisition rights in connection with the Share Exchange

Since Olympic Group has not issued any share acquisition rights or bonds with share acquisition rights, this is not applicable.

3.	Basis for the details of allotment of shares in the Share Exchange

(1)	Basis and reason for details of allotment

In order to ensure the fairness and appropriateness of the calculation of the Share Exchange Ratio mentioned above in 2. (3) “Allotment of shares in the Share Exchange,” the Companies each separately requested a third-party appraiser independent from the respective company to calculate the Share Exchange Ratio. PPIH appointed PLUTUS CONSULTING Co., Ltd. (hereinafter “Plutus”), and Olympic Group appointed Deloitte Tohmatsu LLC (hereinafter “Deloitte Tohmatsu”), as their respective third-party appraisers.

With respect to PPIH, as described below in (4) “Measures to secure fairness,” PPIH had careful discussions and deliberations on the Share Exchange Ratio based on, among other things, the valuation report on the share exchange ratio received from Plutus, PPIH’s independent third-party appraiser, the advice received from its legal advisor, Nagashima Ohno & Tsunematsu, and the results of the due diligence conducted by PPIH on Olympic Group. In addition, PPIH took into consideration its track record of expanding the business base of the PPIH Group through past M&A transactions and generating synergies by leveraging the acquired companies’ brands, merchandise, procurement and logistics functions, and operational expertise, including whether concrete synergies can be expected from the Business Integration. As a result, PPIH concluded that the Share Exchange Ratio is appropriate and will contribute to the interests of the shareholders of PPIH, even though the Share Exchange Ratio exceeds the upper end of the range calculated based on the market share price method as set forth in the valuation report dated April 3, 2026 obtained from Plutus. This is because the Share Exchange Ratio falls within the range of share exchange ratios calculated based on the discounted cash flow method (hereinafter the “DCF Method”) using the business plan that includes synergies expected to be realized through the Business Integration, as described below in (2) “Matters concerning calculation.” Accordingly, PPIH determined that it is appropriate to implement the Share Exchange based on the Share Exchange Ratio.

Meanwhile, Olympic Group also had careful discussions and deliberations, as described below in (4) “Measures to secure fairness,” based on, among other things, the valuation report on the share exchange ratio obtained from its third-party appraiser, Deloitte Tohmatsu, the advice from its legal advisor, City-Yuwa Partners, and the results of the due diligence conducted by Olympic Group on PPIH. As a result, Olympic Group concluded that the Share Exchange Ratio is appropriate, because the Share Exchange Ratio exceeds the upper end of the range of share exchange ratios calculated based on the market share price method and the DCF method as set forth in the valuation report dated April 3, 2026 obtained from Deloitte Tohmatsu. On this basis, Olympic Group concluded that the Share Exchange Ratio will contribute to the interests of the shareholders of Olympic Group and, therefore, determined that it is appropriate to implement the Share Exchange based on the Share Exchange Ratio.

As described above, the Companies held multiple negotiations and consultations on the Share Exchange Ratio while referring to the valuation results concerning the share exchange ratio submitted by the respective third-party appraisers and comprehensively taking into account the financial conditions, asset statuses, future outlooks, and other factors of the Companies. As a result, the Companies have reached the decision that the Share Exchange Ratio is appropriate and will contribute to the interests of their respective shareholders, and therefore have determined that the implementation of the Share Exchange at the Share Exchange Ratio would be appropriate. The Share Exchange Ratio may, in line with the Share Exchange Agreement, be modified in the event of a material change in the terms and conditions on which the calculation is based through mutual consultation and agreement.

(2)	Matters concerning calculation

(i)	Names of the appraisers and relationships with the Companies

Neither PPIH’s third-party appraiser, Plutus, nor Olympic Group’s third-party appraiser, Deloitte Tohmatsu, is a related party of either of the Companies. The appraisers are independent from the Companies, and none of the appraisers has a significant interest that must be disclosed in relation to the Share Exchange.

Fees payable to Plutus for the Share Exchange are a fixed fee only and do not include a success fee that is contingent upon, among others, the successful completion of the Share Exchange. With respect to the fees payable to Deloitte Tohmatsu in connection with the Share Exchange, such fees include, in addition to a fixed fee payable regardless of whether the Share Exchange is consummated, a success fee contingent upon, among other things, the public announcement of the Share Exchange. However, Olympic Group has determined that the inclusion of such a success fee does not impair the independence of Deloitte Tohmatsu, taking into consideration that making a portion of the fees contingent upon success is reasonable in that it enables the limitation of transaction costs in the event that the Share Exchange is not consummated, and that such a fee structure is also a general market practice in similar transactions.

(ii)	Overview of calculation

Plutus conducted its valuation as follows. With respect to PPIH, since PPIH’s Shares are listed on the Prime Market of the Tokyo Stock Exchange and have an available market price, Plutus employed the market share price method, using April 3, 2026 as the calculation reference date, and adopted the closing price of PPIH’s Shares on the Tokyo Stock Exchange on the calculation reference date, as well as the simple average closing prices for the periods of the last one month, three months, and six months preceding such calculation reference date. With respect to Olympic Group, since Olympic Group’s Shares are listed on the Standard Market of the Tokyo Stock Exchange and have an available market price, Plutus employed the market share price method, using March 31, 2026 as the calculation reference date, and adopted the closing price of Olympic Group’s Shares on the Tokyo Stock Exchange on the calculation reference date, as well as the simple average closing prices for the periods of the last one month, three months, and six months preceding such calculation reference date. In addition, in order to reflect the status of future business activities in the valuation, Plutus also employed the DCF Method. In order to exclude the impact on the share price caused by Speculative Reporting by a magazine regarding the sale of Olympic Group’s Shares dated April 1, 2026 (hereinafter the “Speculative Reporting”), March 31, 2026 was set as the reference date for the market share price of Olympic Group. For the DCF Method, based on past financial information of Olympic Group, the share value was calculated by discounting future cash flows to the present value at a certain discount rate, using the business plan prepared by PPIH with the advice of ProFinX Co., an independent management strategy advisor to PPIH and Olympic Group (hereinafter the “Business Plan”). The Business Plan includes synergies expected to be realized through the Business Integration and contains one or more fiscal years in which a significant increase or decrease in profit and free cash flow as compared with the previous fiscal year is expected. Specifically, from the fiscal year ending February 28, 2029 through the fiscal year ending February 28, 2031, as a result of the effects of capital investments made in prior fiscal years in connection with the conversion of store formats to “Don Quijote,” “MEGA Don Quijote,” or “Robin Hood,” profit growth is expected of 71.2% year-over-year for the fiscal year ending February 28, 2029, 443.4% year-over-year for the fiscal year ending February 28, 2030, and 82.3% year-over-year for the fiscal year ending February 28, 2031. In addition, due to an increase in capital investments associated with such store format conversions, free cash flow is expected to decrease 928.9% year-over-year for the fiscal year ending February 28, 2027. It is also assumed that Olympic Group will not pay a year-end dividend with a record date of February 28, 2026.

The calculation results for the share exchange ratio where the per-share value of PPIH’s Shares using the above valuation methods is 1, are as follows.

Adopted method	Calculated share exchange ratio range
Market share price method	0.44 to 0.48
DCF method	1.05 to 2.37

In calculating the share exchange ratio, Plutus has assumed that all publicly available information and information provided to Plutus are accurate and complete, and it has not made any independent verification as to the accuracy or completeness of that information. Plutus has not made any independent evaluation, appraisal or assessment, and has not requested any third-party institution to conduct any appraisal or assessment, in connection with any assets or liabilities (including financial derivatives, off-balance-sheet assets and liabilities, and other contingent liabilities) of the Companies or their affiliates. Plutus has assumed the future financial forecasts and other forward-looking information of Olympic Group has been reasonably examined or prepared by the management of Olympic Group based on the best forecasts and judgments available at that time. Plutus has also assumed that the Business Plan has been prepared based on the information currently available to PPIH and assumptions PPIH deemed reasonable. The calculation performed by Plutus reflects the information available to it and the economic conditions as of April 3, 2026. The calculation by Plutus was performed with the sole purpose of providing it as reference for the Board of Directors of PPIH to examine the Share Exchange Ratio.

Regarding the calculation by Deloitte Tohmatsu, for PPIH, Deloitte Tohmatsu conducted the calculation of PPIH’s Shares employing the market share price method, since PPIH’s Shares are listed on the Tokyo Stock Exchange Prime Market and their market prices are available. For Olympic Group, Deloitte Tohmatsu conducted the calculation of Olympic Group’s Shares employing the market share price method, since Olympic Group’s Shares are listed on the Tokyo Stock Exchange Standard Market and their market prices are available. In addition, the DCF method was employed in order to reflect the future business activities in the valuation.

For the market share price method, with respect to PPIH, April 3, 2026 was set as the calculation reference date, and the valuation was conducted using the closing price of PPIH’s Shares on the Tokyo Stock Exchange Prime Market on the calculation reference date, as well as the simple average closing prices for the periods of the last one month, three months, and six months preceding such calculation reference date. With respect to Olympic Group, April 3, 2026, which was the business day immediately preceding the public announcement of the Share Exchange (Reference Date (i)), and March 31, 2026, which was the last trading day prior to the Speculative Reporting dated April 1, 2026 for the purpose of excluding the impact of the Speculative Reporting on the share price (Reference Date (ii)), were set as calculation reference dates. The valuation was conducted using the closing prices of Olympic Group’s Shares on the Tokyo Stock Exchange Standard Market on each calculation reference date, as well as the simple average closing prices for the periods of the last one month, three months, and six months preceding each calculation reference date. For the DCF method, the share value was calculated by discounting future cash flows, which are based on financial forecasts provided by Olympic Group, to the present value using a certain discount rate. Additionally, the financial forecasts of Olympic Group that formed the basis of the DCF method calculation by Deloitte Tohmatsu include one or more fiscal years for which a significant change in profit or free cash flow is expected compared with the preceding fiscal year. Specifically, through revisions to pricing policies, increased sales resulting from enhanced customer attracting power and increased sales volumes through strengthened collaboration among group companies and between business divisions, and improvements in profit margins through the consolidation of business partners and the review of transportation routes, operating profit is expected to improve by approximately 3.4 billion yen from the fiscal year ending February 28, 2026 to the fiscal year ending February 28, 2027. In addition, profit growth is expected of 82.7% year-over-year for the fiscal year ending February 28, 2028, 46.2% year-over-year for the fiscal year ending February 28, 2029, and 36.4% year-over-year for the fiscal year ending February 28, 2030. In addition, free cash flow is expected to increase 66.6% year-over-year for the fiscal year ending February 28, 2029, and 37.0% year-over-year for the fiscal year ending February 28, 2030. The synergy effects that are expected to be realized as a result of the Share Exchange are not reflected in the above financial forecasts, as it is difficult to reasonably estimate such effects at this time. It is also assumed that Olympic Group will not pay a year-end dividend with a record date of February 28, 2026.

The valuation range of Olympic Group where the per-share value of PPIH’s Shares using the above valuation methods is 1, is as follows.

Adopted method	Calculated share exchange ratio range
Market share price method 1	0.44 to 0.65
Market share price method 2	0.43 to 0.48
DCF method	0.75 to 1.01

In calculating the share exchange ratios above, Deloitte Tohmatsu has, in principle, used information provided to it by the Companies and publicly available information as presented, and has assumed that all of such materials and information are accurate and complete. Additionally, Deloitte Tohmatsu has not made any independent verification as to the accuracy or completeness thereof, having assumed that there are no undisclosed facts to Deloitte Tohmatsu that could potentially have a significant impact on the calculation of the share exchange ratios. Furthermore, Deloitte Tohmatsu has not made any independent evaluation, appraisal or assessment, and has not requested any third-party institution to conduct any appraisal or assessment, in connection with any assets or liabilities (including financial derivatives, off-balance-sheet assets and liabilities, and other contingent liabilities) of the Companies or their affiliates. Deloitte Tohmatsu has assumed the information related to financial forecasts of Olympic Group referenced for the calculation has been reasonably prepared by the management of Olympic Group based on the best forecasts and judgments available at that time. The calculation of the share exchange ratios by Deloitte Tohmatsu reflects the information available to it and the economic situation as of April 3, 2026.

(3)	Prospect and reason for delisting

On the effective date of the Share Exchange (scheduled for July 1, 2026), Olympic Group will become a wholly owned subsidiary of PPIH. Therefore, Olympic Group’s Shares are scheduled to be delisted as of June 29, 2026 (the final trading day is scheduled for June 26, 2026) through prescribed procedures in accordance with the delisting criteria of the Tokyo Stock Exchange.

Following the delisting, it will no longer be possible to trade Olympic Group’s Shares on the Tokyo Stock Exchange. However, the PPIH’s Shares to be allotted to Olympic Group’s shareholders through the Share Exchange is listed on the Prime Market of the Tokyo Stock Exchange. Therefore, although some Olympic Group’s shareholders may only receive an allotment of shares constituting less than one unit, PPIH’s Shares constituting one or more units can be traded on a financial instruments exchange market on or after the effective date of the Share Exchange. Accordingly, the Companies believe that the liquidity of the shares will continue to be provided.

Olympic Group’s shareholders who will hold less than one unit of PPIH’s Shares subsequent to the Share Exchange will not be able to sell such shares less than one unit on a financial instruments exchange market, but may use the systems of request for purchase and additional purchase of shares less than one unit. For details of such handling, please refer to (Note 3) “Treatment of shares less than one unit” in 2. (3) “Allotment of shares in the Share Exchange” above. Also, for details regarding the handling of fractional shares less than a single PPIH Share allotted in the Share Exchange, please refer to (Note 4) “Method of treating fractional shares less than one share” in 2. (3) “Allotment of shares in the Share Exchange” above.

Olympic Group’s shareholders may trade Olympic Group’s Shares held by them as usual until June 26, 2026 (scheduled), which is the last trading date, on the Tokyo Stock Exchange Standard Market, and may also execute their legal rights provided for in the Companies Act and other related laws and regulations.

(4)	Measures to secure fairness

Through the Business Integration brought about by the Share Exchange, the listed company Olympic Group will become a wholly owned subsidiary resulting from a share exchange of PPIH. Therefore, the Companies have taken the following measures to secure fairness in the Share Exchange.

(i)	Implementation of bidding procedures

As stated above in 1. “Purpose of the Share Exchange, etc.,” in January 2026, Olympic Group initiated the Bidding Process through Mizuho Bank. Later, in late January 2026, after receiving letters of intent from five companies, including PPIH, Olympic Group carefully compared and evaluated each candidate’s understanding of the company, assessment of share value, strategies leading to business expansion, acquisition structures, and other factors based on the content of each of their letters of intent. As a result, PPIH was selected as the final candidate for a strategic partner.

As stated above, Olympic Group implemented the Bidding Process and secured opportunities to obtain a wide range of proposals of strategic options for its future.

(ii)	Obtaining valuation reports from independent third-party appraisers

PPIH appointed Plutus, which is a third-party appraiser independent from the Companies, and obtained a valuation report on the share exchange ratio dated April 3, 2026. For an outline of the valuation report, please refer to (2) “Matters concerning calculation” above. Olympic Group appointed Deloitte Tohmatsu, which is a third-party appraiser independent from the Companies, and obtained a valuation report on the share exchange ratio dated April 3, 2026. For an outline of the valuation report, please refer to (2) “Matters concerning calculation” above. Neither of the Companies has obtained an opinion (fairness opinion) from the respective third-party appraisers stating that the Share Exchange Ratio is appropriate or fair from a financial viewpoint.

(iii)	Advice from an independent law firm

PPIH appointed Nagashima Ohno & Tsunematsu, and Olympic Group appointed City-Yuwa Partners as their respective legal advisors for the Business Integration including the Share Exchange, and they respectively obtained advice from a legal perspective concerning various procedures for the Share Exchange and the decision-making method. Nagashima Ohno & Tsunematsu and City-Yuwa Partners are independent from, and have no material interests in the Companies in relation to the Business Integration including the Share Exchange.

(5)	Measures to avoid conflicts of interest

As of April 6, 2026, when PPIH and Olympic Group decided to conduct the Share Exchange, they do not hold shares in each other, have no personnel relationships such as dispatching officers to each other, and have no special capital, personnel, or business relationships. Therefore, it is considered that no particular conflict of interest arises between the Companies in the decision-making process of the Boards of Directors regarding the Share Exchange. Consequently, no special measures have been taken other than those mentioned in (4) “Measures to secure fairness.”

4.	Overview of the parties to the Share Exchange

	Wholly owning parent company resulting from a share exchange	Wholly owned subsidiary resulting from a share exchange

(1) Name	Pan Pacific International Holdings Corporation	Olympic Group Corporation

(2) Location	2-25-12 Dogenzaka, Shibuya-ku, Tokyo	4-12-1 Honcho, Kokubunji-shi, Tokyo

(3) Job title and name of representative	President and CEO, Representative Director Hideki Moriya	President and Representative Director Toru Oshitanai

(4) Description of business	Corporate planning for and management of Group companies through the holding of shares in such companies, contracted administrative operation of subsidiaries, and real estate management	Creation of an optimal management strategy for the group as a whole, allocation of management resources, comprehensive contract management for indirect operations, and management and operation, etc. of shopping centers

(5) Share capital	23,689 million yen (As of June 30, 2025)	9,946 million yen (As of February 28, 2025)

(6) Date of establishment	September 5, 1980	February 22, 1973

(7) Number of issued shares	635,353,340 shares (As of June 30, 2025)	23,354,223 shares (As of February 28, 2025)

(8) Fiscal year-end	End of June	End of February

(9) Number of employees	17,075 (Consolidated) (As of June 30, 2025)	1,503 (Consolidated) (As of February 28, 2025)

(10) Major trading partners	Not applicable	Not applicable

(11) Main banks	Resona Bank, Limited	Mizuho Bank, Ltd.

	Wholly owning parent company resulting from a share exchange		Wholly owned subsidiary resulting from a share exchange
	Sumitomo Mitsui Banking Corporation		Sumitomo Mitsui Banking Corporation
	Mizuho Bank, Ltd.		MUFG Bank, Ltd.
	DQ WINDMOLEN B. V.	22.44%	Kaneyoshi Corporation	27.84%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	11.39%	Olympic Trading-Partner Shareholding Association	8.52%
	Custody Bank of Japan, Ltd. (Trust		Olympia Corporation	4.90%
	Account)	6.12%	Mr. Clean Co., Ltd.	4.80%
	Anryu Shoji Co., Ltd.	5.55%	Ginza Yamagata Co., Ltd.	4.13%
	FamilyMart Co., Ltd.	5.53%	Mizuho Bank, Ltd. (Standing proxy:
(12) Major shareholders and ownership ratios	Yasuda Scholarship Foundation	2.41%	Custody Bank of Japan, Ltd.)	3.99%
			Healthcare Japan Co., Ltd.	3.93%
	STATE STREET BANK AND		FUJI Co., Ltd.	2.81%
	TRUST COMPANY 505223	2.20%	Katsuya Yugi	2.17%
	GOVERNMENT OF NORWAY	2.01%	Olympic Employee Shareholding Association	1.86%
	STATE STREET BANK AND TRUST COMPANY 505001	1.78%
	GIC PRIVATE LIMITED – C	1.52%

(13) Relationship between the parties
Capital relationship	Not applicable.
Personnel relationship	Not applicable.
Business relationship	Not applicable.
Related party relationship	Not applicable.

(14) Financial positions and operating results for the last three years (Millions of yen, unless otherwise noted)

Fiscal year	PPIH (Consolidated)			Olympic Group (Consolidated)
	FY6/23	FY6/24	FY6/25	FY2/23	FY2/24	FY2/25
Net assets	463,539	547,003	624,044	26,585	25,784	25,155
Total assets	1,481,058	1,498,410	1,511,026	64,961	65,003	69,723
Net assets per share (Yen)	759.75	898.72	1,014.19	1,157.37	1,122.47	1,095.12
Net sales	1,936,783	2,095,077	2,246,758	85,906	84,562	91,557
Operating income	105,259	140,193	162,296	315	190	51
Ordinary profit	110,994	148,709	158,542	156	51	(164)
Profit attributable to owners of parent	66,167	88,701	90,512	108	(477)	(67)
Basic earnings per share (Yen)	110.94	148.64	151.59	4.73	(20.79)	(2.94)
Dividend per share (Yen)	20	30	35	20	20	20

(Note)

PPIH conducted a 5-for-1 stock split of its common shares, effective October 1, 2025. PPIH’s net assets per share, basic earnings per share, and dividend per share for each fiscal year represent figures before the stock split.

5.	Status after the Share Exchange

Wholly owning parent company resulting from a share exchange

(1) Name	Pan Pacific International Holdings Corporation

(2) Location	2-25-12 Dogenzaka, Shibuya-ku, Tokyo

(3) Job title and name of representative	President and CEO, Representative Director Hideki Moriya

(4) Description of business	Corporate planning for and management of Group companies through the holding of shares in such companies, contracted administrative operation of subsidiaries, and real estate management

(5) Share capital	23,689 million yen

(6) Fiscal year-end	End of June

(7) Net assets	Not finalized at this time.

(8) Total assets	Not finalized at this time.

6.	Overview of accounting treatments

The accounting treatment for acquisitions under the Accounting Standard for Business Combinations is expected to be applied to the Share Exchange. The amount of goodwill arising from the Share Exchange has not yet been determined, but the impact on PPIH’s consolidated financial results is expected to be minimal.

7.	Future outlook

The impact of the Share Exchange on the respective financial results of the Companies is currently under review. If any matters requiring disclosure arise in the future, such information will be promptly disclosed.

8.	Other matters

PPIH and Olympic Group have received a proposal from the founding family of the Olympic Group expressing their desire to acquire, among other things, certain businesses of the Olympic Group. At this time, no decisions have been made, and going forward, the Companies plan to hold discussions with the founding family.

II.	Change in subsidiaries (specified subsidiaries) in PPIH

1.	Scheduled date of the change

July 1, 2026 (effective date of the Share Exchange)

2.	Background of the change

As a result of the Share Exchange, Olympic Group will become a subsidiary of PPIH on the effective date on the Share Exchange. Because the share capital of Olympic Group is equivalent to 10% or more of that of PPIH, Olympic Group will fall within the definition of a specified subsidiary of PPIH.

3.	Overview of the subsidiary (Olympic Group) subject to the change

Please refer to 4. “Overview of the parties to the Share Exchange” in I. “The Share Exchange.”

4.	Number of shares held and ratio of voting rights held before and after the change

	Number of shares held	Ratio of voting rights held
Before the change	—	—
After the change	22,970,551	100.0%

5.	Future outlook

The impact of PPIH’s change in subsidiaries due to the Share Exchange on its financial results for the current and subsequent fiscal years is currently under review. If any matters requiring disclosure arise in the future, such information will be promptly disclosed.

(Reference)

Consolidated earnings forecasts for the current fiscal year and actual consolidated results for the previous fiscal year

PPIH (the consolidated earnings forecasts for the current fiscal year were released on February 12, 2026)

		(Millions of yen)
	Consolidated net sales	Consolidated operating income	Consolidated ordinary profit	Profit attributable to owners of parent
Earnings forecasts for the current fiscal year (FY6/26)	2,435,000	174,000	172,000	107,000
Actual results for the previous fiscal year (FY6/25)	2,246,758	162,296	158,542	90,512

Olympic Group (the consolidated earnings forecasts for the current fiscal year were released on April 6, 2026)

		(Millions of yen)
	Net sales	Operating income	Ordinary profit	Profit attributable to owners of parent
Earnings forecasts for the current fiscal year (FY2/26)	98,000	(2,450)	(2,700)	—
Actual results for the previous fiscal year (FY2/25)	98,638	51	(164)	(67)

[Forward-Looking Statements]

This press release includes forward-looking statements as defined in Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934. The actual results may be significantly different from the predictions expressly or impliedly indicated in the forward-looking statements, due to known or unknown risks, uncertainty, or other factors. Each of the Parties or its affiliates does not guarantee that the predictions expressly or impliedly indicated as forward-looking statements will turn out to be correct. The forward-looking statements included in this press release were prepared based on information held by the Parties as of the date hereof, and unless obligated by laws or regulations or the rules of a financial instruments exchange, each of the Parties or its affiliates shall not be obligated to update or revise the statements to reflect future incidents or situations.